                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                   --------------


                                    SCHEDULE 13D
                                   (RULE 13d-101)

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    (AMENDMENT NO. ____1____)


                               DUN & BRADSTREET
______________________________________________________________________________
                                  (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.01 PER SHARE
_______________________________________________________________________________
                           (Title of Class of Securities)

                                     264830100
_______________________________________________________________________________
                                   (CUSIP Number)
                 William Nygren, Henry Berghoef
               Two North LaSalle Street Suite 500
                  Chicago, Illinois 60602-5790
                         (312) 621-0600
_______________________________________________________________________________
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                       September 21, 1999
_______________________________________________________________________________
              (Date of Event Which Requires Filing of This Statement)

               If the Filing Person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: X

               NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

    1     NAME OF FILING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Harris Associates L.P.
          04-3276558
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                            (b)
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 -0-
                     ----------------------------------------------------------
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                20,293,874
                     ----------------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                7,344,274
                     ----------------------------------------------------------
    PERSON WITH       10      SHARED DISPOSITIVE POWER
                              12,949,600
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON
           20,293,874
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.60%
-------------------------------------------------------------------------------
    14     TYPE OF FILING PERSON*
           IA
-------------------------------------------------------------------------------






    1     NAME OF FILING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Harris Associates Inc.
          04-3276549
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                            (b)
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 -0-
                     ----------------------------------------------------------
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                20,293,874
                     ----------------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                7,344,274
                     ----------------------------------------------------------
    PERSON WITH       10      SHARED DISPOSITIVE POWER
                              12,949,600
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON
           20,293,874
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.60%
-------------------------------------------------------------------------------
    14     TYPE OF FILING PERSON*
           CO
-------------------------------------------------------------------------------



ITEM 1.  SECURITY AND ISSUER.
Common Stock, $0.01 Par Value
Dun & Bradstreet
One Diamond Hill Road
Murray Hill, NJ 07974

ITEM 2.  IDENTITY AND BACKGROUND.
(a,b,c)
     Harris Associates L.P. (Harris), an investment adviser, is a limited partnership organized in the State of Delaware. Its principal office is located at Two N. LaSalle Street, Suite 500, Chicago, Il 60602. Harris Associates, Inc., its General Partner, is organized in the State of Delaware. Victor A. Morgenstern, its Chairman and a Director of the General Partner; Robert M. Levy, its CEO and president and a Director; Anita M. Nagler, its Vice President and a Director; Roxanne M. Martino, its Vice President and a Director; Edward S. Loeb, its Vice President; Donald Terao, its Secretary and Treasurer; David G. Herro, a Director; William C. Nygren, a Director; and Robert J. Sanborn, a Director, all are employed at the same address.

     Peter S. Voss and Neal Litvack, both Directors of the General Partner, are senior executive officers with Nvest L.P. at 399 Boylston, Boston, MA 02116. While Nvest L.P., a publicly traded reporting company (SEC File No. 1-9468), wholly owns Harris, it does not exercise control over Harris' investment decision making on behalf of its discretionary advisory clients.

(d)
     Neither Harris, its General Partner, nor any of its officers or directors, during the last five years, has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

(e)
     Neither Harris, its General Partner, nor any of its officers or directors, during the past five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
     All of the officers and directors of Harris and its General Partner are American Citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities were purchased on behalf of discretionary investment advisory clients, including mutual fund clients, for which Harris is the investment adviser. Therefore, funds used to purchase the securities came from these clients. The total cost to purchase the securities was $501,831,187.

ITEM 4.  PURPOSE OF TRANSACTION.

     As disclosed in Amendment No. 4 to Schedule 13G as filed by Harris on February 24, 1999, and its initial Schedule 13D as filed on August 31, 1999, the purchases reported herein were made in the ordinary course of Harris' business and not with the purpose of nor with the effect of changing or influencing the control of the issuer nor in connection with or as a participant in any transaction having such purpose or effect. Harris, may, in the future, purchase additional shares or dispose of additional shares on behalf of its advisory clients, or make recommendations to its clients with regard to such purchases or sales.

     Neither Harris nor its General Partner have any present plans or proposals which relate to or would result in any matter described in paragraphs (a), (b), or (d) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934. Harris and its General Partner may, in the future, for any reason and in their sole discretion subject only to their fiduciary and regulatory obligations to Harris' advisory clients, change their plans and proposals as they relate to such matters.

     On September 21, 1999, Harris sent the attached letter, addressed to Mr. Volney Taylor, Chairman and CEO of the issuer. Such letter is responsive to the issuer's September 15, 1999, press release and requests, among other things, that the issuer call a special meeting of its shareholders to obtain a vote on
(i) whether its Board should solicit bids for the issuer and (ii) whether the issuer's poison pill should be redeemed. Harris believes such letter does not constitute any plan or proposal relating to matters described in paragraph (c) of item 4. Nevertheless, Harris is filing this Amendment to its Schedule 13D without admitting that this filing is required.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)
     As of September 21, 1999, Harris beneficially owned 20,293,874 shares, which represents 12.60% of the outstanding securities.

(b)
     Number of shares as to which the reporting person has:

     (i) sole power to vote or to direct the vote: -0-
     (ii) shared power to vote or to direct the vote: 20,293,874
     (iii) sole power to dispose or to direct the disposition:
          7,344,274
     (iv) shared power to dispose or to direct the disposition:
          12,949,600

(c)
     During the 60 days preceding the date hereof, Harris entered into the following open market transactions on the New York stock exchange on behalf of its advisory clients.



     Name of Person

 Effecting Transaction  Date of Transaction    No. of Shares    Price per Share
 ---------------------  -------------------    -------------    ---------------
     Harris             7/20                   6000             36.047
     Harris             7/22                   10400            33.938-34.500
     Harris             7/26                   2400             34.375
     Harris             7/27                   1200             33.813-33.313
     Harris             7/28                   700              33.188-33.313
     Harris             8/4                    6800             31.188-31.990
     Harris             8/6                    17300            30.188-30.375
     Harris             8/9                    17500            30.488-30.688
     Harris             8/11                   1200             30.688
     Harris             8/12                   4000             29.625
     Harris             8/17                   4100             29.938
     Harris             8/18                   1550             30.188-30.250
     Harris             8/19                   1700             30.438-30.563
     Harris             8/20                   147000           24.881-26.750
     Harris             8/23                   277800           24.403-25.250
     Harris             8/24                   118200           23.750-24.093
     Harris             8/25                   203450           23.655-24.00
     Harris             8/26                   1824000          23.375-24.25
     Harris             9/13                   1300             30.937
     Harris             9/16                   49300            28.750-30.375
     Harris             9/17                   3600             29.687-29.937
     Harris             9/21                   50000            30.00

Sells
     Harris             7/23                   8800             34.00
     Harris             7/28                   200              33.313
     Harris             8/4                    1000             31.500
     Harris             8/9                    700              30.438
     Harris             8/12                   3200             29.717
     Harris             8/24                   700              23.938
     Harris             8/31                   750              25.562-25.625
     Harris             9/2                    4000             25.750
     Harris             9/9                    1300             28.812-30.062
     Harris             9/16                   350              29.00

(d)
     Persons other than Harris are entitled to receive all dividends and proceeds from the sale of the securities. Of the 12,949,600 shares indicated as shared power to dispose or direct the disposition of, 9,322,500 are owned by the Oakmark Fund, which represents 5.80% of the outstanding shares.

(e)
     Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except for advisory agreements with its clients that hold the economic interest in the shares, neither Harris or its general partner has any contracts, arrangements or understandings or relationships with respect to securities of the issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Letter dated September 21, 1999, to Mr. Volney Taylor, Chairman and CEO of the issuer.

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:    September 21, 1999


/s/ Anita M. Nagler
Anita M. Nagler
Vice President





















Via Fax; Original Following By
Overnight Delivery


September 21, 1999

Mr. Volney Taylor
Chairman and Chief Executive Officer
The Dun & Bradstreet Corporation
One Diamond Hill Road
Murray Hill, NJ  07974-0030

Dear Mr. Taylor:

Harris Associates in its August 30 letter attempted in a constructive spirit to call the Board's attention to what we believe is the huge gap between Dun & Bradstreet's market price and its intrinsic value, and to what we consider to be longstanding, profound operational shortcomings at the Company which we think are the cause of that gap. We also indicated to you our conclusion that the only appropriate course to capture that intrinsic value for owners is to solicit bids for the Company. We base these judgements on our observations in more than three years as a major DNB owner. We regret now to note your September 15 press release, which appears to be your stonewalling non-response to us and the numerous other owners of the company who (as we are led to believe) contacted you to urge that you solicit bids for the Company. Since you have chosen not to acknowledge communications from your owners, on behalf of the 12.5% of your owners that we represent we now want to emphasize the following to you and the Board:

               Your comment "We remain convinced we have the right strategy" astounds us. We see no conceivable way the present DNB strategy can achieve a stock value even approaching, much less exceeding, what we believe can be realized in a sale.

               We consider it incomprehensible for you to suggest that DNB's operating problems can be solved with a single internal executive move or by an undefined period of "close monitoring" by the Board. This "strategy" only increases our concern that the Company's superior franchise, which you appropriately highlighted in the release, could erode without faster and more decisive initiatives by the Company. With regard to the status quo:

                         DNB-US's  problems, we believe,  are not limited to
               disquietingly dismal performance in July -- that month was the culmination of underlying issues that have persisted for years. The course of DNB-US's near-term operating results thus is irrelevant to our position that DNB should be sold.

                         DNB-Europe/Asia Pacific/Latin America/Canada still
               loses money despite continual management efforts to improve it. We have heard that a joke in the halls of DNB is: "We are working on our seventh consecutive annual three-year plan to fix DNB-Europe." We find this lack of urgency to be particularly worrisome now that the Company faces a changing business model and growing competition on the web.

               We are astonished the Board did not mention its responsibility or commitment to maximizing its owners' worth in the Company. This is the case even though you acknowledge that DNB's intrinsic value is far higher than the current stock price, a circumstance which we think cries out for decisive Board action.






As representatives of the owners of 12.5% of Dun & Bradstreet we request that you:

                    Disclose in detail all written and verbal communications you have received from the owners of the Company since the filing of our Schedule 13D. We believe that with your brush-off mention of "shareholder concerns" you clearly are trying to avoid admitting that a large percentage of your owners are urging you, their fiduciaries, to listen to them and respond. We cannot imagine a valid reason for not disclosing this material information to the Company's owners.

                    Call promptly a special shareholder meeting. We are asking this of you or the Board because your anti-owner defensive charter documents prohibit owners from calling a special meeting. What logic can there possibly be for continuing to disenfranchise us as owners, particularly when, as we believe, so many of us wish a specific course of action?
          The purpose of the meeting would be to ask the Company's owners to vote whether:

          -- the Board should solicit bids for the Company; and -- the Company's poison pill should be redeemed.

We believe one of a Board of Directors's paramount goals must be to achieve a stock price that fairly reflects a firm's intrinsic worth.
We reiterate our strong conviction that the sale of The Dun & Bradstreet Corporation is the only appropriate avenue to maximize its value for its owners -- we can envision no other steps that can deliver a comparable present value. We would welcome a face-to-face meeting with the Board to explain our position in more detail. We are determined to obtain what rightfully belongs to our clients as owners of Dun & Bradstreet. We will not go away.

Sincerely,



Harris Associates L.P.
by:



/s/Robert Levy
Robert Levy
President & Chief Executive Officer


/s/William Nygren
William Nygren
Partner & Oakmark
Select Fund Manager
312-621-0619


/s/Robert Sanborn
Robert Sanborn
Partner & Oakmark Fund Manager


/s/Henry Berghoef
Henry Berghoef
Partner & Equity Analyst
312-621-0386


cc:  R. Glauber, V. Pelson, H. Adams,
R. Kuehn, M. Quinlan, C. Alexander,
M. Evans, H. McKinnell